David S. Maltz Vice President, Legal and Assistant Corporate Secretary

Duke Energy Corporation
526 S. Church Street
Mail Code: EC03T
Charlotte, NC 28202

Tel 704-382-3477
Fax 704-382-4439

January 4, 2008

VIA EDGAR

Ellie Quarles
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Duke Energy Corporation
Definitive 14A
Filed April 4, 2007
File No. 1-32853

Dear Ms. Quarles:

On behalf of Duke Energy Corporation, we have the following response to the comment in your comment letter dated December 7, 2007 relating to Duke Energy Corporation’s (the “Company”) Definitive 14A (the “Proxy Statement”) filed by the Company on April 4, 2007 (Commission File No. 1-32853).

For your convenience, we have included the comment of the staff of the Securities and Exchange Commission below in bold followed by the Company’s corresponding response.  Capitalized terms used but not separately defined herein have the meanings given to such terms in the Proxy Statement.

Short-Term Incentives, page 26

1.

We note your response to comment 7 in our letter dated August 21, 2007. Please provide us a detailed analysis regarding how disclosure of each type of financial and operational targets could cause you competitive harm for 2006 and 2007. Please clarify whether disclosure of the 2007 short-term incentive plan targets is material.

In addition to the quantitative financial goals, which were discussed in our letter dated September 20, 2007, the Company provided narrative disclosure in the Proxy Statement of operational performance goals for each of the named executive officers for the 2006 fiscal year.

January 4, 2008

See page 40 of the Proxy Statement.  The description of these individual performance goals, and performance targets, as applicable, can be summarized as provided in the table below.

Executive	Goal	Target
Mr. Fowler	Continuing to build a high performance culture focused on safety, diversity and inclusion, employee development, and leadership

The targets for this goal included a subjective evaluation by the Compensation Committee as well as certain objective metrics. Assuming the same or similar objective metrics are used in the future, the Company will disclose such objective metrics in future filings.

Completing the divestiture of the energy marketing and trading assets

Satisfaction of this goal primarily was based on a factual determination as to whether or not the divestiture was completed. Additional disclosure of performance targets would not have been meaningful.

Completing the assessment and spin-off of the gas businesses

Satisfaction of this goal primarily was based on a subjective determination by the Compensation Committee as to whether or not the assessment was completed. Additional disclosure of performance targets would not have been meaningful.

Developing a strategic plan supporting corporate objectives

Satisfaction of this goal was based on a subjective determination by the Compensation Committee as to whether or not such a strategic plan was developed. Additional disclosure of performance targets would not have been meaningful.

Mr. Hauser	Obtaining significant merger-related savings

The targets for this goal included certain objective metrics regarding merger-related savings. These objective metrics related to achieving a certain amount of dollar savings in the overall Finance organization. Assuming the same or similar objective metrics are used in the future, the Company will disclose such objective metrics in future filings.

Establishing the proper financial structure for the merged entity

The targets for this goal included a subjective evaluation by the Compensation Committee as well as an objective metric related to the Company achieving a minimum credit rating. Assuming the same or a similar objective metric is used in the future, the Company will disclose such objective metric in future filings.

Improving the financial closing and consolidation process

The targets for this goal included certain objective metrics related to the financial closing process. Assuming the same or similar objective metrics are used in the future, the Company will disclose such objective metrics in future filings.

Mr. O’Connor	Completing the merger integration process and achieving target synergies

The targets for this goal included a subjective evaluation by the Compensation Committee as to whether the merger integration process was effectively executed vis-à-vis objective metrics related to certain merger synergies. Assuming the same or similar objective metrics are used in the future, the Company will disclose such objective metrics in future filings.

	Advancing Duke Energy’s coal generation strategy	Satisfaction of this goal was based on a subjective determination by the Compensation Committee as to whether or not the Company’s strategy was advanced.

January 4, 2008

Additional disclosure of performance targets would not have been meaningful.

Dr. Shaw	Advancing Duke Energy’s public policy, sustainability, community relations and nuclear-related efforts

Satisfaction of this goal was based on a subjective determination by the Compensation Committee as to whether or not such efforts were advanced. Additional disclosure of performance targets would not have been meaningful.

Enhancing Duke Energy’s governance and decision-making processes

Satisfaction of this goal was based on a subjective determination by the Compensation Committee as to whether or not the Company’s governance and decision-making processes were enhanced. Additional disclosure of performance targets would not have been meaningful.

Additionally, the Company determined that the 2007 short-term incentive plan targets were not material for a fair understanding of the named executive officers’ compensation for the 2006 fiscal year.  Therefore, a competitive harm analysis of such disclosure in the Proxy Statement was not necessary.

*              *              *              *              *

Please do not hesitate to call me at (704) 382-3477 with any questions regarding the foregoing.

Very truly yours,

/s/ David S. Maltz
David S. Maltz
Vice President, Legal and Assistant Corporate Secretary

cc:           James E. Rogers, Chairman, President and Chief Executive Officer